July 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Jupiter Wellness, Inc. (CIK: 0001760903)
Registration Statement No. 333-258005 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Jupiter Wellness, Inc. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, July 21, 2021, or as soon thereafter as practicable.

Jupiter Wellness, Inc.

By:	/s/ Brian S. John
Name:	Brian S. John
Title:	Chief Executive Officer